Exhibit 21

SUBSIDIARIES

Name of Entity	Jurisdiction of Incorporation
APACO, Inc.	Delaware
Boniface Engineering, Ltd.	United Kingdom
Champion Carrier Corporation	Delaware
Jige International S.A.	France
Miller Financial Services Group, Inc.	Tennessee
Miller/Greeneville, Inc.	Tennessee
Miller Industries Distributing, Inc.	Delaware
Miller Industries Europe B.V.	Netherlands
Miller Industries International, Inc.	Tennessee
Miller Industries Towing Equipment Inc.	Delaware
RRIC Acquisition Corp.	Delaware